VIA EDGAR CORRESPONDENCE

June 27, 2018

Division of Corporation Finance

Office of Telecommunications

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re: BestGofer, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 16, 2018

File No. 333-224041

To Whom it May Concern:

This letter is in response to your comment letter dated May 29, 2018, with regard to the Form S-1/A filing of BestGofer, Inc., a Nevada corporation (“BestGofer” or the "Company") filed on May 16, 2018. Responses to each comment have been keyed to your comment letter.

Amendment No. 1 to Form S-1 filed May 16, 2018

Summary of Prospectus, page 4

1.       Please revise your disclosure to make clear that the services that you describe are aspirational and that you will need to raise significant funds in this offering to provide the services you plan to offer.

Response: Additional information has been added to the Summary Prospectus section.

Description of Business, page 16

2.       Please discuss all material regulations that will be applicable to your planned operations. In this expanded discussion, reference the states where you plan to operate.

Response: A disclosure has been added to confirm that we will not be subject to specific regulations.

3.       We note that you plan to recruit drivers through a website. Please revise your disclosure to discuss the status of this website, how much will be necessary to complete development of the site and when you plan to launch it.

Response: Additional information added to the Description of Business section.

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Signatures, page 29

4.       We reissue our prior comment. Please refer to Instructions 1 and 2 to Form S-1. In addition, please provide conformed signatures for the individuals signing your registration statement.

Response: The signature section has been revised.

Index to Financial Statements, page F-1

5.       Please update to include your financial statements for the interim period ended February 28, 2018.

Response: The financial statements have been updated to include interim financial statements through February 28, 2018.

General

6.       Please include a response letter with your next amendment.

Response: Included.

Thank you in advance for your courtesies.

Sincerely,

 /s/ Gal Abotbol

Gal Abotbol, President

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